Exhibit 99.1

Immutep Announces Positive Preliminary Topline Results from

TACTI-003 Phase IIb Trial Evaluating Efti in Combination With

KEYTRUDA® (pembrolizumab) in First Line Metastatic Head and Neck

Squamous Cell Carcinoma Patients with Negative PD-L1 Expression

•

Data from efti in combination with KEYTRUDA® in first line head and neck squamous cell carcinoma patients who do not express PD-L1 (TACTI-003, Cohort B) shows a preliminary 26.9% response rate, the primary endpoint of the study

•	Data collection, cleaning, and analysis continues and additional data from TACTI-003 (Cohorts A & B), including complete response rate, will be released in H1 CY2024

SYDNEY, AUSTRALIA – April 24, 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces preliminary topline results from Cohort B of the TACTI-003 (KEYNOTE-PNC-34) Phase IIb trial evaluating eftilagimod alpha (efti) in combination with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) as first-line treatment of recurrent/metastatic head and neck squamous cell carcinoma patients (1L HNSCC) with negative PD-L1 expression.

The investigational immuno-oncology combination utilizing Immutep’s MHC Class II agonist and MSD’s PD-1 therapy demonstrates an overall response rate (ORR) of 26.9% and disease control rate (DCR) of 57.7% in 26 patients whose tumours do not express PD-L1 (Combined Positive Score [CPS] <1), according to RECIST 1.1, which compares favourably to historical controls.

Dr. Martin Forster of the UCL Cancer Institute and University College London Hospital NHS Foundation, London, UK, and TACTI-003 Investigator, stated, “These preliminary topline results in the first line setting for patients with head and neck squamous cell cancers that do not express PD-L1 are encouraging. Head and neck squamous cell carcinomas are a heterogenous disease that represent a high unmet medical need regardless of PD-L1 expression. This is especially the case for patients with tumours that do not express PD-L1 and those that cannot receive chemotherapy. The ability of efti to work with MSD’s anti-PD-1 therapy KEYTRUDA® to potentially improve patients’ clinical responses and expand patient populations that respond to the latter, without using chemotherapy, is promising.”

This new data adds to the body of evidence that efti’s novel activation of antigen-presenting cells provides a powerful boost to the immune system, which enhances the potential of immune checkpoint inhibitors. Fundamentally, efti is leading to a significant expansion of memory cytotoxic T cells that anti-PD-(L)1 therapies can act upon. Importantly, as the only MHC Class II agonist in clinical development today, efti is generating a broad anti-cancer immune response in a unique and safe manner across all levels of PD-L1 expression, even in tumours with negative expression (CPS<1).

A total of 33 patients with recurrent or metastatic HNSCC have been enrolled into Cohort B. The 26 patients reported on today represent those currently available with sufficiently long enough follow up time as per protocol and where the data cleaning has sufficiently progressed at the time of data cut-off in February. The final number of evaluable patients in Cohort B is expected to be higher and additional data, including complete response rate, will be released together with Cohort A data.

With respect to the randomized Cohort A of the TACTI-003 trial evaluating the safety and efficacy of efti in combination with KEYTRUDA® as compared to KEYTRUDA® monotherapy, 138 patients with PD-L1 positive tumours have been enrolled at over 30 centres globally. Patients in Cohort A are stratified by CPS >1, CPS 1-19, and CPS >20, and the clinical results for these three CPS groups will be evaluated. The cut-off for primary analysis according to the trial protocol is defined as after all subjects have completed at least three cycles of treatment (18 weeks in total) or discontinued the trial. Thereafter data collection and data cleaning need to be completed.

Data collection, cleaning, and analysis continue for TACTI-003, and the Company expects to report the primary endpoint (overall response rate according to RECIST1.1) from Cohorts A & B in H1 CY2024.

Head and neck squamous cell carcinoma (HNSCC) is the sixth most common cancer by incidence worldwide, with 890,000 new cases and 450,000 deaths reported in 2018.1,2,3 It is an aggressive, genetically complex, and difficult to treat cancer.4 Furthermore, HNSCC is associated with high levels of psychological distress and compromised quality of life (QOL).5 As such, HNSCC patients need improved treatment options.

Efti has received FDA Fast Track designation in 1L HNSCC regardless of PD-L1 expression.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About the TACTI-003 Trial

The TACTI-003 (KEYNOTE-PNC-34) trial is an ongoing Phase IIb study evaluating eftilagimod alpha (efti), Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist, in combination with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) as first line treatment of recurrent or metastatic head and neck squamous cell carcinoma (HNSCC). The randomized Cohort A portion of the study is evaluating efti in combination with pembrolizumab as compared to pembrolizumab monotherapy in patients with PD-L1 positive (Combined Positive Score [CPS] ≥1) tumours, whereas Cohort B is evaluating efti in combination with pembrolizumab in patients with PD-L1 negative tumours.

The primary endpoint of the study is Overall Response Rate of evaluable patients according to RECIST 1.1. Secondary endpoints include Overall Survival, Overall Response Rate according to iRECIST, Progression Free Survival, and Duration of Response. The primary analysis according to the trial protocol will be performed after all subjects have completed at least three cycles of treatment (18 weeks in total) or discontinued the trial, and all relevant data for the primary endpoint has been collected, cleaned, and analysed. For more information about the Phase IIb trial, visit clinicaltrials.gov (NCT04811027).

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Morrow Sodali

+61 (0)406 759 268; c.strong@morrowsodali.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

1	Ferlay, J. et al. Estimating the global cancer incidence and mortality in 2018: GLOBOCAN sources and methods. Int. J. Cancer 144, 1941–1953 (2019).
2	Bray, F. et al. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J. Clin. 68, 394–424 (2018).
3	Ferlay, J. et al. Global Cancer Observatory: Cancer Today. Lyon, France: International Agency for Research on Cancer (IARC) https://gco.iarc.fr/today (2018).
4	Alsahafi, E., Begg, K., Amelio, I. et al. Clinical update on head and neck cancer: molecular biology and ongoing challenges. Cell Death Dis 10, 540 (2019).
5	Johnson, D.E., Burtness, B., Leemans, C.R. et al. Head and neck squamous cell carcinoma. Nat Rev Dis Primers 6, 92 (2020).

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889